

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______

Commission file number 33-77420

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

QCR Holdings
401(k)/Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QCR Holdings, Inc.
3551 Seventh Street, Suite 204
Moline, Illinois 61265

REQUIRED INFORMATION

The QCR Holdings 401(k)/Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QCR HOLDINGS
401(k)/PROFIT SHARING PLAN

Date: June 26, 2008



By: ______________________
Shellee R. Showalter

QCR HOLDINGS, INC. 401(k)/PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC
23.2	Consent of Clifton Gunderson LLP
99.1	Financial Statements

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-77420) on Form S-8 of our report dated June 19, 2008 appearing in the annual report on Form 11-K of QCR Holdings, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2007.

Plante & Moran, PLLC

Chicago, Illinois
June 19, 2008

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-77420 on Form S-8 of our report dated June 27, 2007 appearing in this Annual Report on Form 11-K of QCR Holdings, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2007.

Clifton Gunderson LLP

Peoria, Illinois
June 20, 2008

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Financial Report

December 31, 2007


plante
moran

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Contents

plante moran

Plante & Moran, PLLC
Suite 2700
225 W. Washington
Chicago, IL 60606
Tel: 312.899.4460
Fax: 312.726.3262
plantemoran.com

Independent Auditor's Report

To the Plan Committee
QCR Holdings, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of QCR Holdings, Inc. 401(k) Profit Sharing Plan as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of QCR Holdings, Inc. 401(k) Profit Sharing Plan as of December 31, 2006 were audited by other auditors, whose report dated June 27, 2007 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2007 and the changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Chicago, Illinois
June 19, 2008

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31	
	2007	2006
Assets		
Participant directed investments at fair value	$ 15,804,805	$ 13,976,697
Receivables:		
Employer contributions	801,178	699,377
Participant contributions	319	-
Other	50,920	10,117
Total receivables	852,417	709,494
Total assets	16,657,222	14,686,191
Liabilities - Other	9,513	4,953
Net Assets Available for Benefits, at Fair Value	16,647,709	14,681,238
Adjustment from Fair Value to Contract Value for Interest in Collective Trust Funds Relating to Fully Benefit-responsive Investment Contracts	2,289	9,280
Net Assets Available for Benefits	**$ 16,649,998**	**$ 14,690,518**

See Notes to Financial Statements.

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2007	2006
Additions		
Contributions:		
Employer	$ 801,178	$ 699,377
Participant	1,575,770	1,507,852
Rollover	221,185	271,186
Total contributions	2,598,133	2,478,415
Investment income - Net appreciation in fair value of investments	393,276	837,368
Total additions	2,991,409	3,315,783
Deductions		
Benefits paid to participants	984,538	316,527
Administration fees	47,391	39,940
Total deductions	1,031,929	356,467
Net Increase in Net Assets Available for Benefits	1,959,480	2,959,316
Net Assets Available for Benefits		
Beginning of year	14,690,518	11,731,202
End of year	**$ 16,649,998**	**$ 14,690,518**

See Notes to Financial Statements.

Note 1 - Description of the Plan

The following description of the QCR Holdings, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of QCR Holdings, Inc., Quad City Bank and Trust Company, Quad City Bancard, Inc., Cedar Rapids Bank and Trust Company, Rockford Bank and Trust Company, M2 Lease Funds, LLC, and First Wisconsin Bank and Trust Company (collectively referred to as the "Company") who are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy - Participants may contribute up to 100 percent of their eligible compensation in the form of a salary reduction, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes matching contributions equal to 100 percent of the first 3 percent of the participant's compensation deferred and 50 percent of the next 3 percent of compensation deferred. The Company's profit-sharing contribution to the Plan is discretionary and is determined annually by the board of directors. The Company's discretionary profit-sharing contributions for the years ended December 31, 2007 and 2006 were $101,900 and $52,300, respectively. Participants must complete 1,000 hours of service during the plan year to be eligible to receive the profit-sharing contributions. Additionally, participants must be actively employed on the last day of the plan year or have terminated employment due to death, disability, or retirement in order to receive matching or profit-sharing contributions.

Participant Accounts - Each participant's account is credited with the participant's contribution and the Company's matching contribution, and allocations of the Company's discretionary profit-sharing contribution, the nonvested profit-sharing portion of terminated participants' accounts (forfeitures), if applicable, and plan earnings. Allocations of the Company's profit-sharing contribution and forfeitures are based on participant eligible wages. Allocations of the plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - Participants were able to select from various investments, including mutual funds, a guaranteed investment contract (GIC), and QCR Holdings, Inc. common stock at both December 31, 2007 and 2006. All contributions are allocated according to the participants' investment directions.

Note 1 - Description of the Plan (Continued)

Vesting - Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company's matching contribution, discretionary profit-sharing contribution, and earnings thereon is based on years of service. The participant is fully vested after five years of credited service from the date of employment.

Participant Loans - The Plan allows eligible participants to borrow up to the lesser of one-half of their vested balance or $50,000 from the Plan. Under the terms of this provision, borrowings are subject to certain limitations, including a minimum borrowing of $1,000 and a maximum term of five years or a reasonable period of time, which may exceed five years for loans used to acquire a principal residence. Interest rates are fixed at the prime rate plus 2 percent at the loan inception date. Principal and interest are paid through payroll deductions

Payment of Benefits - Upon termination of service due to death, retirement, or disability, participants or their beneficiaries may elect either a lump-sum payment equal to the value of their account or monthly installments over a period not to exceed their life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures - The Company may elect to have forfeitures of terminated participants' nonvested employer match portions and profit-sharing portions of their accounts used to reduce future Company matching and profit-sharing contributions or to pay administrative expenses. Forfeitures in the amount of $20,251 were used to reduce Company matching contributions and forfeitures in the amount of $5,559 were used to pay administrative expenses for the year ended December 31, 2007. Forfeitures in the amount of $33,499 were used to reduce Company matching contributions for the year ended December 31, 2006.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value as stated in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (FSP). Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and, thus, is the relevant measurement attribute for that portion of the net assets available for benefits of defined-contribution plan attributable to fully benefit-responsive investment contracts. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as required by the FSP. The related activity is presented at contract value in the Statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value, except for its collective trust fund that invests in a benefit-responsive investment contract (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contract based on current yields of similar instruments with comparable durations. Participant loans are stated at the outstanding principal balance, which approximates fair value. Shares of mutual funds and Company common stock are valued at quoted market prices.

Payment of Benefits - Benefits are recorded when paid.

Expenses - Administrative and operating expenses are paid by the Plan's sponsor.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Recently Issued Accounting Pronouncement - In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 defines fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The provisions of SFAS 157 are effective for the fiscal year beginning April 1, 2009. The Company is currently evaluating the impact, if any, of the provisions of SFAS 157 on the Plan's financial statements.

Restatement - The Plan's investment in the MetLife Stable Value Fund was previously reported as a direct investment in a synthetic guaranteed investment contract. During the current year, management determined that the Plan's investment is not a direct investment but rather made through a common collective trust fund that invests in the synthetic guaranteed investment contracts. The prior year financial statements and disclosures have been restated to reflect the nature of the investment.

Note 3 - Investments

The fair value of individual investments that represents 5 percent of more of the Plan's net assets as of December 31, 2007 and 2006 is as follows:

	2007	2006
Investments at fair value:		
Common stock, QCR Holdings, Inc.	$ 2,442,707	$ 2,868,055
Allianz CCM Mid-Cap Fund - Instl	N/A	1,332,804
Amer Funds AMCAP Fund	1,701,683	1,571,128
Amer Funds EuroPacific Growth	1,676,879	1,175,386
Columbia Acorn Fund	1,673,225	321,693
Franklin Balance Sheet Investment Fund	1,635,656	619,865
Vanguard Windsor II Fund - Admr	877,149	760,299
PIMCO Total Return Fund - Instl	1,393,533	1,110,446
T. Rowe Price Mid-Cap Value Fund	N/A	1,165,447
Vanguard Index 500 Fund - Admr	2,034,279	1,468,337
Investments at contract value - Metlife Stable Value Fund	837,309	576,362

Investment income is comprised of realized and unrealized gains (losses) as follows for the years ended December 31:

	2007	2006
Mutual fund gains	$ 947,614	$ 1,144,720
Common stock losses	(554,338)	(307,352)
Net appreciation in the fair value of investments	$ 393,276	$ 837,368

Note 4 - Related Party Transactions

Certain plan investments are shares of the Company's common stock. This would qualify as a party-in-interest transaction.

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the accounts of all participants shall become 100 percent vested and shall be distributed to the participants or their beneficiaries.

Note 6 - Tax Status

The Internal Revenue Service has determined in a letter dated July 13, 1995 that the Plan and the trust are designed in accordance with applicable portions of Section 401(a) of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the plan administrator believes that the Plan, as amended, continues to qualify under the applicable sections of the Internal Revenue Code.

Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$ 16,649,998	$ 14,690,518
Less adjustment from contract value to fair value	(2,289)	(9,280)
Net assets available for benefits per Form 5500	$ 16,647,709	$ 14,681,238

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2007 to Form 5500.

	2007	2006
Net increase in net assets available for benefits per the financial statements	$ 1,959,480	$ 2,959,316
Adjustment from contract value to fair value	6,991	(9,280)
Net increase in net assets available for benefits per Form 5500	$ 1,966,471	$ 2,950,036

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 42-1397595, Plan Number 001
December 31, 2007

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
**	Common stock, QCR Holdings, Inc.	Stock	*	$ 2,442,707
	Vanguard Index 500 Fund - Admr	Mutual Fund	*	2,034,279
	Amer Funds AMCAP Fund	Mutual Fund	*	1,701,683
	Amer Funds EuroPacific Growth	Mutual Fund	*	1,676,879
	Columbia Acorn Fund	Mutual Fund	*	1,673,225
	Franklin Balance Sheet Investment Fund	Mutual Fund	*	1,635,656
	PIMCO Total Return Fund - Instl	Mutual Fund	*	1,393,533
	Vanguard Windsor II Fund - Admr	Mutual Fund	*	877,149
	Amer Funds Capital World Growth & Inc	Mutual Fund	*	427,255
	Vanguard Target Retirement 2025 Fund	Mutual Fund	*	305,153
	Vanguard Target Retirement 2015 Fund	Mutual Fund	*	234,382
	Vanguard Total Stock Market Index Fund - Inv	Mutual Fund	*	182,999
	Vanguard Target Retirement 2045 Fund	Mutual Fund	*	74,910
	Vanguard Target Retirement Income Fund	Mutual Fund	*	33,621
	Vanguard Target Retirement 2035 Fund	Mutual Fund	*	16,597
	Vanguard Mid-Cap Index Fund	Mutual Fund	*	9,243
	Vanguard Target Retirement 2030 Fund	Mutual Fund	*	9,232
	Vanguard Small-Cap Index Fund	Mutual Fund	*	8,084
	Vanguard Target Retirement 2005 Fund	Mutual Fund	*	8,079
	Allianz CCM Mid-Cap Fund - Instl	Mutual Fund	*	1,192
	Columbia Acorn USA Fund	Mutual Fund	*	985
	Metlife Stable Value Fund	Collective Trust Fund		835,020
	Howe Barnes Cash	Money Market	*	27,794
	MG Trust Cash	Money Market	*	41,175
	Participant loans	Participant loans bearing interest at rates from 5% to 9.75%	-	153,973
		Total investments		$ 15,804,805

* Cost information not required

** Party in interest, as defined by ERISA

END